RMS

17005481

SEC
Mail Processing
Section
FEB 23 2017
Washington DC
406

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41854

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2016 AND ENDING December 31, 2016

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **CVF Securities, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

343 Millburn Avenue, Suite 208
(No. and Street)

Millburn	**NJ**	**07041**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark Furman **973 564-5600**
(Area code- Telephone number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Leigh J Kremer CPA
(Name- if individual, state last, first, middle name)

95 Locust Avenue	**Red Bank**	**NJ**	**07701**
(Address)	(City)	(State)	(Zip code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Furman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CVF Securities, Inc., as of December 31, 2016, are true and correct, I further swear (or affirm) that neither company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

OFFICIAL SEAL
MARIA FLIZACK
NOTARY PUBLIC - NEW JERSEY
My Comm. Expires July 19, 2019

This report ** contains (check applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition
- [X] (c) Statement of Income (Loss)
- [X] (d) Statement of Changes in Financial Condition
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to the Claims of Creditors
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [ ] (i) Information relating to the Possession of Control Requirements Under Rule 15c3-3
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for determination of the Reserve Requirements Under Exhibit A of rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and the unaudited Statements of Financial Condition with respect to the methods of consolidation.
- [X] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

CVF SECURITIES, INC

FINANCIAL STATEMENTS

DECEMBER 31, 2016

(With Supplementary Information)

Leigh J. Kremer, CPA
Certified Public Accountant
Member NJCPA, AICPA, PCAOB

Phone (732) 747-6565
Fax (732) 747-1230
LKremerCPA.com

95 Locust Avenue
Red Bank, NJ 07701
LeighKremer@verizon.net

Independent Auditor's Report

The Shareholders
CVF Securities, Inc.

We have audited the accompanying statement of financial condition of CVF Securities, Inc., as of December 31, 2016, and the related statements of income, changes in stockholder's equity, net capital computation, and cash flows for the year then ended. These financial statements are the responsibility of CVF Securities, Inc.'s management. Our responsibility is to express and opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements presented are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CVF Securities, Inc., as of December 31, 2016, and the results of its operations, net capital computation, and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The accompanying supplemental information including Schedule I – Computation of Net Capital Under Rule15c3-1 of the Securities and Exchange Commission, Schedule II - Reconciliation of Computation of Net Capital Pursuant to Rule 15c3-1, and Schedule III -Exemptive Provision under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audits of the Company's financial statements. The supplemental information is the responsibility of Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and

accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. section 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Leigh J. Kremer, CPA
Red Bank, New Jersey
February 15, 2017

CVF SECURITIES, INC

TABLE OF CONTENTS

CVF SECURITIES, INC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS:	
CASH	$7,538
PREPAID EXPENSES	1,500
TOTAL ASSETS	**$9,038**
LIABILITIES AND STOCKHOLDER'S EQUITY:	
LIABILITIES – ACCOUNTS PAYABLE	0
STOCKHOLDER'S EQUITY:	
Common stock - $.01 par value; 1,000 shares authorized, 10 shares issued and outstanding	1
Additional paid-in capital	9,899
Surplus or (Deficit)	(862)
Total stockholder's equity	9,038
LIABILITIES AND STOCKHOLDER'S EQUITY	**$9,038**

The accompanying notes are an integral part of these financial statements.

CVF SECURITIES, INC

STATEMENT OF INCOME
DECEMBER 31, 2016

INCOME	**$81,068**
EXPENSES:	
MANAGEMENT/CONSULTING AND OTHER FEES	74,765
ADMINISTRATIVE FEES & RENT	650
PROFESSIONAL FEES	3,000
DUES AND REGISTRATION	2,790
MISCELLANEOUS	753
TOTAL EXPENSES	81,958
INCOME BEFORE INCOME TAXES	**(890)**
INCOME TAXES	522
NET INCOME	**($1,412)**

The accompanying notes are an integral part of these financial statements.

CVF SECURITIES, INC

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
DECEMBER 31, 2016

	Common Stock $0.01 Par Value		Additional Paid–in		Total Stockholder's
	Shares	**Amount**	**Capital**	**Deficit**	**Equity**
BALANCE – JANUARY 1, 2016	10	$1	$9,899	$550	$10,450
NET INCOME	-	-	-	(1,412)	(1,412)
BALANCE – DECEMBER 31, 2016	10	$1	$9,899	($862)	9,038

The accompanying notes are an integral part of these financial statements.

CVF SECURITIES, INC

STATEMENT OF CASH FLOWS
DECEMBER 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES:	
NET INCOME	($1,412)
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES:	
INCREASE OR DECREASE DUE TO PREPAID EXPENSES	-
CHANGES DUE TO ACCOUNTS PAYABLE & ACCRUED EXPENSES	-
NET CASH PROVIDED BY OPERATING ACTIVITIES	(1,412)
NET INCREASE (DECREASE) IN CASH	**(1,412)**
CASH – JANUARY 1, 2016	8,950
CASH – DECEMBER 31, 2016	**$7,538**
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	
Cash paid for Income taxes	$522

1. ***NATURE OF BUSINESS***

General - CVF Securities, Inc. (the "Company") was formed on October 12, 1989, primarily to facilitate the placement of debt and equity securities by its clients and to engage in merger and acquisition activities. The Company also provides related services including, but not limited to consulting and valuation services. The Company is registered as a broker-dealer with the Securities and Exchange Commission and FINRA (Financial Industry Regulatory Authority).

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Revenue Recognition - Revenue is recognized as earned. Fees are recorded when all aspects of a proposed transaction are satisfied and the earnings process is complete, and is typically based on either the amount of capital raised for a client in a transaction or the gross sales proceeds received by a client in a transaction.

Use of Estimates - The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates; management does not expect such variances, if any, to have a material effect on the financial statements.

Income Taxes - The Company files its income tax returns using the cash method of accounting. Generally, accrual of expenses is the only temporary difference resulting from the use of this method rather than the accrual method as required by generally accepted accounting principles. At December 31, 2016, the Company has available net operating loss carryforwards of $14,969 after taking into effect fiscal 2016 operating results, which expire through the year 2032. The federal and state corporate tax returns are subject to examination by the applicable federal and state tax authorities for the years 2013 through 2016.

The deferred tax benefit attributable to the carryforwards amounting to approximately, $5,239 has been offset by a valuation allowance as ultimate collection or realization of the benefit is uncertain.

3. **ANTI- MONEY LAUNDERING PROGRAM**

The Company does not engage in the retail brokerage business and, as such, does not maintain customer accounts, accept, or hold any customer or outside deposits or otherwise engage in any transactions, directly or indirectly, which would give rise to segregated or co-mingled accounts from, or with, outside patties. Additionally, the Company does not engage in trading activities nor does it make investments of any kind, for itself or any outside parties, nor does it maintain any deposit accounts related thereto.

The Company's sole bank account is actively monitored for suspicious activity and/or any unusual inflows or outflows on a daily basis as part of its Anti-Money Laundering (AML) program. The activity in our bank account is also subjected annually to internal and external review during our annual audit, which is performed in accordance with generally accepted auditing standards and in compliance with

PCAOB. No deposits or payments were identified by any party during the auditing processes that were not in the ordinary course of the Company's operations.

4. **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $7,538 which was $2,538 in excess of its required net capital and total indebtedness of $1,500 which was approximately 20% of net capital.

5. **ECONOMIC DEPENDENCY AND RISK**

During 2016, approximately 68% and 32% of total fee income was earned from two customers, respectively.

The Company may periodically maintain cash balances at a commercial bank in excess of the Federal Deposit Insurance Corporation insurance limit.

The Company markets its services nationally, the Company's customers are sensitive to swings in economic cycles and their financial requirements will vary accordingly.

6. **RELATED PARTY TRANSACTIONS**

The Company pays fees to VF Capital ("VF"), a related entity, for certain advisory and consulting services rendered by VF to the Company or otherwise upon request. Additionally, to the extent that VF incurs any out of pocket expenses on behalf of the Company, the Company reimburses VF for such costs.

Contractually, no advisory or consulting fees are payable to VF, in the event that the Company does not have any fee income and the Company shall not be liable to VF for any expenses, directly or indirectly incurred by VF on the Company's behalf under such conditions. Such fees and reimbursed costs amounted to $75,415 for the fiscal year ending December 31, 2016. Notwithstanding the preceding, the Company reimburses VF for office and occupancy costs at the current rate of $50 per month, which is subject to change in subsequent periods upon review by both parties or singular adjustments as required.

6. **SUBSEQUENT EVENTS**

Management has evaluated subsequent events for the Company through February 12, 2017, the date these financial statements were available to be issued. No recognizable or reportable subsequent events affecting the Company were identified.

CVFSECURITIES, INC

SCHEDULE OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2016

TOTAL STOCKHOLDER'S EQUITY AND TOTAL CAPITAL	$9,038
Aggregate indebtedness	$ 1,500
Net Capital after deducting aggregate indebtedness	$ 7,538
Percentage of aggregate indebtedness to net capital	20%
Minimum net capital required	$5,000
EXCESS NET CAPITAL OVER MINIMUM REQUIREMENT	**$2,538**

There were no material differences between the computation for determination of net capital as required under Rule I 5c3-l included in this report, and the computation included with the Company's unaudited FOCUS report as at December 31, 2016.

Rule 15c3-3 Exemption Report

December 31, 2016

This is to certify that, to the best of my knowledge and belief:

CVF SECURITIES, INC. ("CVF") is exempt from Rule 15c3-3 reporting pursuant to provision 15c-3(k)(2)(ii) of SEC Rule 15c3-3 (the "exemption provisions").

CVF met the identified provision throughout the most recent fiscal year (2016) without exceptions as the company is a non-carrying broker-dealer and does not otherwise hold funds or securities for, or owe money or securities to, customers. Otherwise CVF would have promptly transmitted all funds and delivered all securities received in connection with our activities as a broker dealer (which were not applicable).

On behalf of CVF this Exemption Report is hereby authorized and submitted as of December 31, 2016, by its President, Mark Furman.

Mark Furman

President

Leigh J. Kremer, CPA
Certified Public Accountant
Member NJCPA, AICPA, PCAOB

Phone (732) 747-6565
Fax (732) 747-1230
LKremerCPA.com

95 Locust Avenue
Red Bank, NJ 07701
LeighKremer@verizon.net

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements included in the accompanying exemption report in which CVF Securities, Inc. identified the provisions of 17 C.F.R. section 240. 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. section 240.15c3-3: (k)(2)(ii), (the "exemptive provisions") and CVF Securities, Inc. stated that the Company has met the identified exemption provisions through the fiscal year ending December 31, 2016, without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is an expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of SEC Rule 15c3-3.

Leigh J Kremer, CPA
Red Bank, N.J.
February 15, 2017